Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Date of this announcement

Thursday December 09, 2021

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

		Total number of +securities to be
ASX +security code	Security description	issued/transferred	Issue date
New class - code to be confirmed	Options issued under employee incentive scheme	19,250,000	08/12/2021
New class - code to be confirmed	Options issued under employee incentive scheme	12,000,000	08/12/2021
New class - code to be confirmed	Options issued under employee incentive scheme	13,900,000	08/12/2021

Refer to next page for full details of the announcement

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1	Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2	Registered number type	Registration number
ABN		37080699065

1.3	ASX issuer code

ATH

1.4	The announcement is

New announcement

1.5	Date of this announcement

9/12/2021

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Part 2 - Issue details

2.1	The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a	This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

does not have an existing ASX security code ("new class")

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Part 3C - number and type of +securities the subject of this notification (new class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code	+Security description
New class - code to be confirmed	Options issued under employee incentive scheme

+Security type	ISIN code
Options

Date the +securities the subject of this notification were issued

8/12/2021

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Kathryn Andrews	Same	5,000,000

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.03750000	29/11/2026

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

Other

Description

ATH : ORDINARY FULLY PAID

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to Notice of Meeting: https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02262529-3 A546207?access_token=83ff96335c2d45a094df02a206a39ff4

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

19,250,000

ASX +security code	+Security description
New class - code to be confirmed	Options issued under employee incentive scheme

+Security type	ISIN code
Options

Date the +securities the subject of this notification were issued

8/12/2021

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.07000000	31/7/2024

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

Other

Description

ATH : ORDINARY FULLY PAID

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to Notice of Meeting: https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02262529-3 A546207?access_token=83ff96335c2d45a094df02a206a39ff4

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

12,000,000

ASX +security code	+Security description
New class - code to be confirmed	Options issued under employee incentive scheme

+Security type	ISIN code
Options

Date the +securities the subject of this notification were issued

8/12/2021

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.02380000	29/11/2026

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

Other

Description

ATH : ORDINARY FULLY PAID

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to Notice of Meeting: https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02262529-3 A546207?access_token=83ff96335c2d45a094df02a206a39ff4

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

13,900,000

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Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1	Quoted +Securities (Total number of each +class of +securities quoted)

Total number of
ASX +security code and description	+securities on issue

ATH : ORDINARY FULLY PAID	2,406,874,578

4.2	Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAI : OPTION EXPIRING 31-JAN-2023 EX $0.083	700,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	49,000,000
ATHAS : OPTION EXPIRING 06-JUN-2022 EX 7C	7,000,000
ATHAAA : OPTION EXPIRING 14-DEC-2022 EX 11C	13,850,000
ATHAAC : OPTION EXPIRING 23-NOV-2023 EX $0.07	674,694,939
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720
New class - code to be confirmed : Options issued under employee incentive scheme	19,250,000
New class - code to be confirmed : Options issued under employee incentive scheme	12,000,000
New class - code to be confirmed : Options issued under employee incentive scheme	13,900,000

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Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

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